June 30, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison, Special Counsel

Re:	Black Creek Industrial REIT IV Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-11
Filed May 24, 2017
File No. 333-200594

Dear Mr. Garrison:

We have been authorized by Black Creek Industrial REIT IV Inc., a Maryland corporation (the “Company”), to provide the following responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) delivered orally to Alice Connaughton of Greenberg Traurig, LLP, regarding the above-referenced Post-Effective Amendment (the “Post-Effective Amendment”) to the Company’s registration statement on Form S-11.  For ease of review, the Staff’s comments have been transcribed in bold below with the Company’s responses immediately following. The Company is submitting herewith an amendment (the “Pre-Effective Amendment”) to the Post-Effective Amendment which includes revisions consistent with the responses set forth below.

1.                                      We are consulting with the Office of Mergers and Acquisitions (“OMA”) regarding the share redemption program applicable to Class W and Class I shares. The OMA may have comments addressing this share redemption program.

Response:

Based on a telephone conversation with the Staff subsequent to the issuance of this comment, we have confirmed that the OMA does not have any comments concerning the share redemption program disclosure.

2.                                      We note that the description of the Advisory Fee—Fixed Component described on pages 149 to 150 of the Post-Effective Amendment includes a facet of the fee that is paid in connection with a disposition. Further, it appears the fee paid in connection with a disposition is paid for services that differ from the other services for which the Advisory Fee—Fixed Component is paid.  Please consider disclosing the Advisory Fee earned on a disposition separately from the rest of the Advisory Fee—Fixed Component, or in the alternative, please tell us why the Company believes it is appropriate to continue to include the Advisory Fee earned in connection with a disposition in the description of the Advisory Fee—Fixed Component.

GREENBERG TRAURIG, LLP  •  ATTORNEYS AT LAW  •  WWW.GTLAW.COM

Response:

The Advisory Fee—Fixed Component is similar to the asset management fee that was described in the “Management Compensation” section of the prospectus prior to the filing of the Post-Effective Amendment.  The description of the asset management fee also included language indicating that it would be paid in connection with a disposition, and the asset management fee has been described this way by other public, non-traded real estate investment trusts sponsored by affiliates of the Company’s sponsor since 2009.  Like the asset management fee, the Advisory Fee—Fixed Component is deemed an operating expense of the Company under the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (the “Statement of Policy”) and is therefore subject to the limitation on total operating expenses imposed by the Statement of Policy. This limitation is described in footnote 4 to the table in the “Management Compensation” section, which annotates the description of the Advisory Fee—Fixed Component.  Since this limitation from the Statement of Policy applies to all facets of the Advisory Fee—Fixed Component, including the portion payable in connection with a disposition, the Company believes it is logical and appropriate to continue to keep all facets of the Advisory Fee—Fixed Component grouped together under the label “Advisory Fee—Fixed Component.”

3.                                      We note that on page 154 of the Post-Effective Amendment, the Company indicates that the Advisory Fee—Performance Component can be paid in Class I OP Units, and that the number of Class I OP Units will be determined based on the NAV per Class I OP Unit.  Please advise as to where in the Post-Effective Amendment the Company has included disclosure indicating how the NAV of OP Units will be calculated.

Response:

We respectfully direct the Staff to page 194 of the Pre-Effective Amendment under the caption, “NAV of our Operating Partnership and OP Units.” In this section, the Company discloses that the Operating Partnership has classes of OP Units that are each economically equivalent to the Company’s corresponding classes of shares of common stock. Accordingly, on the last day on each month, the NAV per OP Unit equals the NAV per share of the corresponding class of common stock.

GREENBERG TRAURIG, LLP

4.                                      Please revise the Post-Effective Amendment to include a hypothetical example of the Advisory Fee— Performance Component calculation.

Response:

We have added a hypothetical example of the Advisory Fee—Performance Component calculation to the Pre-Effective Amendment in the section of the prospectus captioned, “The Advisor and the Advisory Agreement—The Advisory Agreement—Performance Component Calculation Example.”

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If you have any questions about this letter or require any further information, please call me at 202-331-3169.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:                                Dwight L. Merriman III, Black Creek Industrial REIT IV Inc.

GREENBERG TRAURIG, LLP